UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A
March 5, 2024 (February 29, 2024)
(Date of Report (Date of earliest event reported))

Exodus Movement, Inc.

(Exact name of issuer as specified in its charter)

Delaware	81-3548560
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

15418 Weir St. #333
Omaha, NE 68137

(Full mailing address of principal executive offices)

(833) 992-2566

(Issuer’s telephone number, including area code)

Class A Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Press Release and Shareholder Letter

On February 29, 2024, Exodus Movement, Inc. (the “Company”) issued a press release and shareholder letter to provide an update on the results of operations for the fourth quarter and the full year ended December 31, 2023. Copies of the press release and shareholder letter are attached hereto as Exhibits 99.1 and 99.2, respectively, and incorporated herein by reference.

The attached press release and shareholder letter includes non-GAAP financial measures relating to our operations and includes reconciliations of these non-GAAP measures to U.S. GAAP measures, as well as an explanation of how management uses these non-GAAP measures and the reasons why management views these measures as providing useful information for investors. These non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with U.S. GAAP and reconciliations to these results should be carefully evaluated.

For further details on our financial results for the years ended December 31, 2023 and 2022, respectively, please see our Form 10 filing on February 28, 2024.

Safe Harbor and Forward-Looking Statements

The information furnished in Form 1-U is not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, is not subject to the liabilities of that section, and is not deemed incorporated by reference in any filing under the Securities Act of 1933, as amended.

This communication contains forward-looking statements that are based on our beliefs and assumptions and on information currently available to us. In some cases, you can identify forward-looking statements by the following words: “will,” “expect,” “would,” “intend,” “believe,” or other comparable terminology. Forward-looking statements in this document include, but are not limited to, statements about our future financial performance, our business plan, our market opportunities and beliefs and objectives for future operations. These statements involve risks, uncertainties, assumptions and other factors that may cause actual results or performance to be materially different, including inflation, volatility in the United States and global financial and crypto markets and other volatility attributable to the conflict in Ukraine and ongoing regulatory developments. More information on the factors, risks and uncertainties that could cause or contribute to such differences is included in our filings with the Securities and Exchange Commission, including in the “Risk Factors” section of our offering statement on Form 10 filed on February 28, 2024 and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of our most recent annual, semi-annual or quarterly report. We cannot assure you that the forward-looking statements will prove to be accurate. These forward-looking statements speak only as of the date hereof. We disclaim any obligation to update these forward-looking statements, whether as a result of new information, new developments, or otherwise, except to the extent that disclosure may be required by law.

Exhibits
Exhibit Number	Description
99.1	Press release dated February 29, 2024
99.2	Shareholder letter dated February 29, 2024

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXODUS MOVEMENT, INC.

By:	/s/ James Gernetzke
Chief Financial Officer (Principal Financial & Accounting Officer)

Date: March 5, 2024